Exhibit 99.1

Press release

Biophytis participates in H.C. Wainwright 24th Annual Global Investment Conference

Paris (France), Cambridge (Massachusetts, U.S.), September 15th, 2022, 08 am CET – Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS) (the “Company” or “Biophytis”), a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19, made a presentation to investors on the 12th of September in New York, on the occasion of the 24th Global Investment Conference organised by the HC Wainwright bank, which is being held from 12 to 14 September 2022 in New York.

During this oral presentation, Stanislas Veillet, CEO of Biophytis, gave an update on the company's clinical results, presented the first results of the phase 2-3 COVA study in COVID-19-related respiratory failure and detailed the company's next key steps.

Stanislas Veillet, CEO of Biophytis, said: " I am very happy to share the very encouraging results obtained with Sarconeos (BIO101) in the fight against COVID-19. I think this is excellent news and in the public interest at a time when COVID-19 is becoming endemic and will persist for a long time. It is the only innovative drug candidate in Europe or the United States directly targeting respiratory failure that has demonstrated clinical efficacy in hospitalized patients with hypoxemia caused by COVID-19. It could be used in combination with certain anti-viral and/or anti-inflammatory drugs, which are now part of the medical practice.”

Wath the full presentation in replay

About the COVA study

As a reminder, the COVA clinical programme (identifier clinicaltrials.gov: NCT04472728) is an international, multi-centre, double-blind, placebo-controlled, group-sequential and adaptive two-part study. It is a phase 2-3 study evaluating Sarconeos (BIO101) in patients aged 45 years and older, hospitalised with severe respiratory manifestations of COVID-19. Part 1 of the COVA study is an exploratory Phase 2 proof-of-concept study designed to provide preliminary data on the safety, tolerability and efficacy of Sarconeos (BIO101) in 50 hospitalised patients with severe respiratory failure in patients suffering from COVID-19. Part 2 of the COVA study is a randomised phase 3 study investigating the safety and efficacy of Sarconeos (BIO101) on respiratory function in patients. Due to the evolution of the pandemia, the company decided in April 2022 to stop enrolment at 237 patients.

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia in a Phase 2 clinical trial in the United States and Europe (SARA-INT). It has also been studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The Company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040). For more information visit www.biophytis.com

Press release

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company's 2022 Half Year Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Philippe Rousseau CFO

Investors@biophytis.com

Media Contacts

Antoine Denry : antoine.denry@taddeo.fr  +33 6 18 07 83 27
Agathe Boggio : agathe.boggio@taddeo.fr  +33 7 62 77 69 42